UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13D


          Under the Securities and Exchange Act of 1934
                         (Amendment No.)*


                     Inter City Products Corp.
-----------------------------------------------------------------
                         (Name of Issuer)


                         Ordinary Shares
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            45821E10 J
-----------------------------------------------------------------
                          (CUSIP Number)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject to this Schedule
13G, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [ X ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45821E10 J            13D             Page 2 of 4 Pages
          ----------


-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ONTARIO TEACHERS' PENSION PLAN BOARD
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [    ]

                                                      (b)  [    ]
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3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-----------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     AN ONTARIO, CANADA CORPORATION
-----------------------------------------------------------------
               7    SOLE VOTING POWER

NUMBER OF           6,709,000
SHARES              ---------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY EACH
REPORTING           NIL
PERSON WITH         ---------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    6,709,000
                    ---------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NIL
                    ---------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      6,709,000
-----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

      Not Applicable
-----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      17.2%
-----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      EP
-----------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule to Ontario Teachers' Pension Plan Board 13D Filing
Re: Inter City Products Corp.

Item 1: Security and Issuer

This statement relates to the Ordinary Shares, $nil par value (the "Ordinary Shares") of Inter City Products Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 20 Queen Street West, Suite 3500, Toronto, Ontario, M5H 3R3.


Item 2: Identity and Background

The following is the name, place of organization, the principal business and the principal business address of the person filing this statement:

  Ontario Teachers' Pension Plan Board (the "Board")
  An Ontario, Canada corporation
  5650 Yonge Street
  Suite 300
  North York, Ontario
  Canada, M2M 4H5

The Board administers a pension plan and manages a pension fund.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director, each person controlling and each executive officer and director of any corporation or other person in control of the Board is set forth in Schedule A and incorporated herein by reference.


Item 3: Source and Amount of Funds or Other Consideration

The net amount of funds used by the Board to acquire the 6,709,000 Ordinary Shares was Cdn$35,395,056. These funds came from the pension fund managed by the Board, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board.

Item 4: Purpose of Transaction

The Board acquired and continues to hold the Ordinary Shares reported herein for investment purposes. The Board may, in the future, have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value. In addition, it is possible that the Board may receive the right to appoint one member to the Board of Directors of the Issuer.

Depending on market conditions and other factors that the Board may deem material to its investment decision, the Board may purchase additional Ordinary Shares in the open market or in private transactions. Depending on these same factors, the Board may sell all or a portion of the Ordinary Shares that it now owns or hereafter may acquire on the open market or in private transactions.

Except as set forth in this Item 4, the Board has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D adopted by the Commission under the Act.

Item 5: Interests in Securities of the Issuer

a-b) At the close of business on March 19, 1997, the Board beneficially owned 6,709,000 Ordinary Shares of the Issuer. Pursuant to the Toronto Stock Exchange Monthly Review, 39,042,574 Ordinary Shares were outstanding as of March 19, 1997. Based on such information, the 6,709,000 Ordinary Shares deemed beneficially owned by the Board as of the close of business on March 19, 1997, represent approximately 17.2% of the Ordinary Shares outstanding.

Except as described above, neither the Board nor, to the best knowledge of the Board, any persons listed in Schedule A hereto beneficially owned any Ordinary Shares at the close of business on March 19, 1997.

c) The following table describes the transactions in Ordinary
Shares in the past sixty days by the Board:

   Date of         Number of   Price per   Where and how
   Transaction     Securities  Share       transaction effected
   -----------     -----------    ----      --------------------
   March 6, 1997   3,000,000    $5.425     Through a private
                                           agreement executed in
                                           Toronto, Canada

   Except as described above, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule
   A effected any transactions in the Ordinary Shares in the past sixty days.

d-e) Not applicable


Item 6: Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer

Not applicable


Item 7: Material to be Filed As Exhibits

Schedule B: Memorandum of Agreement made as of the 6th day of March 1997.

Schedule C: Delegation of signing authority and supporting documents dated March 20, 1997.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            March 20, 1997


                            /s/ Claude Lamoureux
                            -------------------------------------
                            Claude Lamoureux,
                            President and Chief Executive Officer

                            Schedule A


Set forth below are the names and positions of all of the directors and executive officers of Ontario Teachers' Pension Plan Board, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the citizenship of each person listed below is Canadian, and the business address of each person listed below is 5650 Yonge Street, Suite 300, North York, Ontario, Canada, M2M 4H5.

Name, Citizenship and          Principal Employment and Employer
Business Address

C. Edward Medland              Chair of the Board of Directors;
Beauwood Investments Inc.      Retired Financial Executive
121 King Street West,
Suite 2525
Toronto, Ontario, M5H 319


Jalynn Bennett                 Director of Ontario Teachers'
President                      Pension Plan Board; Strategic
Jalynn H. Bennett              planning and organizatlonal
Associates                     development consultant
247 Davenport Road,
Suite 303
Toronto, Ontario, M5R 1J9


Geoffrey Clarkson              Director of Ontario Teachers'
Ernst & Young                  Pension Plan Board;
P.O. Box 251                   Retired Audit Partner
Toronto-Dominion Centre        with Ernst & Young
Toronto, Ontario, M5K 1J7

                            Schedule A

Name, Citizenship and          Principal Employment and Employer
Business Address


Gail Cook-Bennet               Director of Ontario Teachers'
Executive Vice President       Pension Plan Board;
Bennecon Limited               Economic consultant
P.O. Box 59, Suite 1416
Commercial Union Tower
Toronto, Ontario, M5K 1E7


Ann Finlayson                  Director of Ontario Teachers'
440 Markham Street             Pension Plan Board; Journalist,
Toronto, Ontario, M6G 2L2      speaker, freelance editor
                               and consultant

Lucy Greene                    Director of Ontario Teachers'
Sun Life Assurance             Pension Plan Board;
Company of Canada              Human Resources Executive
150 King Street West,
4th Floor
Sunlife Centre
Toronto, Ontario, M5H 1J9


Martin R. Hicks                Director of Ontario Teachers'
9 Killarney Road               Pension Plan Board;
Toronto, Ontario, M5P 1L7      Investment Consultant


Robin W. Korthals              Director of Ontario Teachers'
121 King Street West,          Pension Plan Board;
Suite 2525                     Retired Financial Executive
Toronto, Ontario, M5H ET9


David Lennox                   Director of Ontario Teachers'
Ontario Public School          Pension Plan Board; Secretary of
Teachers Federation            the Ontario Public School
5160 Orbitor Drive             Teachers Federation
Mississauga,
Ontario, L4W 5H2

                            Schedule A

Name, Citizenship and          Principal Employment and Employer
Business Address


Gary Porter                    Director of Ontario Teachers'
                               Pension Plan Board; Chartered


G.A. Porter                    Accountant
Chartered Accountant
820-439 University Avenue
Toronto, Ontario, M5G lY8


Claude R. Lamoureux            President and Chief Executive
                               Officer


Robert Bertram                 Senior Vice-President,
                               Investments


Heather Hunter                 Vice-President, Equities


Leo De Bever                   Vice-President,
                               Research & Economics


Brian Muzyk                    Vice-President, Real Estate


Morgan McCague                 Vice-President, Core portfolio


Neil Petroff                   Vice-President, Core International,
                               Foreign Exchange and Fixed Income


John Brennan                   Vice-President, Human Resources
                               & Public Services

                            Schedule A

Name, Citizenship and          Principal Employment and Employer
Business Address



Allan Reesor                   Vice-President, Customer and
                               Information Services


Peter Maher                    Vice-President, Internal Audit


Andrew Jones                   Vice-President, Finance


Roger Barton                   General Counsel


Carole Piper-Peel              Vice-President, Data Resources
                               & Administration Services

                            Schedule B

           MEMORANDUM OF AGREEMENT made as of the 6th day of March 1997.

BETWEEN:

           THE MORTGAGE INSURANCE COMPANY OF CANADA, a corporation existing under the laws of Canada.

           (hereinafter referred to as the "Vendor"),

                                          OF THE FIRST PART,

                     -and-

           ONTARIO TEACHERS' PENSION PLAN BOARD,
           a corporation existing under the laws
           of the Province of Ontario,

           (hereinafter referred to as the "Purchaser").

                                          OF THE SECOND PART.

THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements hereinafter contained, it is agreed by and between the parties hereto as follows:

1. Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell to the Purchaser, and the Purchaser covenants and agrees to purchase from the Vendor, 3,000,000 Ordinary Shares in the share capital of Inter City Products Corp. (the "Purchased Shares") for an aggregate price of Cdn. $16,275,000 (the "Purchase Price"), being Cdn $5.425 per share.

2. The transaction of purchase and sale of the Purchased Shares herein provided for shall be closed at 12.00 p.m. (Toronto time) on Friday, March 7, 1997 or at such earlier time on such date as shall be mutually agreed upon (the "Time of Closing"). At the Time of Closing, the Vendor shall deposit to the Canadian Depository for Securities via the Book Based System the Purchased Shares for account #061-600020-2 at The Canada Trust Company (FIN #T760) against payment by the Purchaser to the Vendor of the Purchase Price for the Purchased Shares.

                                B1

3. The obligations of the Purchaser under this agreement are conditional on there being no material adverse change (as defined in the Securities Act) in the business, affairs, prospects of the Corporation prior to the Time of Closing.

4. If in the opinion of the Purchaser, acting reasonably, the condition in paragraph 3 has not been satisfied, the Purchaser may, at its option, terminate its obligations under this agreement by written notice to that effect given to the Vendor at any time prior to the Time of Closing.

5. The Vendor represents and warrants to the Purchaser that, at the Time of Closing, the Vendor will have the right, power and authority to sell the Purchased Shares to the Purchaser and will convey to the Purchaser good and valid title thereto free and clear of all mortgages, liens, pledges, charges, security interests, hold period, adverse claims, encumbrances and demands whatsoever affecting the Vendor.

6. The Purchaser represents and warrants to the Vendor that it is purchasing the Purchased Shares as principal and not with a view to their immediate resale.

7.    Time shall be of the essence of the agreement.

8. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

9. This agreement shall ensure to the benefit of the parties hereto and their respective successors and assigned.

IN WITNESS WHEREOF this agreement has been executed by the parties hereto.

                               THE MORTGAGE INSURANCE
                               COMPANY OF CANADA

                               By:_____________________________

                               ONTARIO TEACHERS' PENSION
                               PLAN BOARD

                               By:_____________________________


                                B2

                            DELEGATION



Pursuant to section 2.13.2 of the Code of By-laws enacted by the Ontario Teachers' Pension Plan Board (the "Board") on June 27,1990, I hereby delegate to Jane Beatty, Legal Counsel, Investments the power to execute and deliver on behalf of the Board regulatory filings for the United States Securities and Exchange Commission as may be necessary from time to time in connection with the Board's equity portfolio.


Dated March 20,1997


                          /s/ Claude Lamoureux
                          -------------------------------
                          Claude Lamoureux
                          President and Chief Executive Officer
                          Ontario Teachers' Pension Plan Board

                            CERTIFICATE


The undersigned certifies that the following is an excerpt from the Code of Bylaws enacted by the Ontario Teachers' Pension Plan
Board on June 27,1990 and is now in full force and effect:


2.13.2 Documents requiring execution by the corporation may be signed by the chairperson or Chief Executive Officer or by a person or persons prescribed by the Board or the Chief Executive Officer and all documents so signed are binding upon the corporation without any further authorization or formality provided that the Chief Executive Officer may from time to time delegate to any person or persons the power either to sign documents generally or to sign specific documents on behalf of the corporation and to affix the seal where required.





Dated March 20,1997



                          /s/ Claude Lamoureux
                          -------------------------------
                          Claude Lamoureux
                          President and Chief Executive Officer
                          Ontario Teachers' Pension Plan Board

                     CERTIFICATE OF INCUMBENCY

I, Roger Barton, General Counsel of the Ontario Teachers' Pension Plan Board (the "Corporation"), hereby certify on behalf of the Corporation that the persons whose names appear below are officers or employees of the Corporation who hold the offices or positions indicated as of the date hereof and that the signatures of such persons appear below.

NAME                 POSITION                 SIGNATURE
--------             -----------              -----------------

Claude Lamoureux     President and Chief
                     Executive Officer        /s/ Claude Lamoureux
                                              ----------------------

Jane Beatty          Legal Counsel,
                     Investments              /s/ Jane Beatty
                                              ----------------------


           DATED:    March 20,1997


                                              /s/ Roger Barton
                                              ----------------------
                                               General Counsel



I,         Peter Maher
   --------------------------------------------------------
hereby certify on behalf of the Corporation that Roger Barton is General Counsel of the Corporation and that the signature appearing above is the signature of Roger Barton.

           DATED:    March 20, 1997

                                   /s/ Peter Maher